Exhibit 4.1

ZAI LAB LIMITED

Number	Ordinary Shares
[ ]	- [ ] -

Incorporated under the laws of the Cayman Islands

Share capital is US$30,000 divided into 5,000,000,000 Shares of US$0.000006 par value each

THIS IS TO CERTIFY THAT [ ] is the registered holder of [ ] Ordinary Shares in the above-named Company subject to the Sixth Amended and Restated Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the [ ] day of [ ] 2022 by: